EXHIBIT  99.2  -  Annual  Independent  Accountants  Servicing  Report

Report  of  Independent  Accountants

To  the  Board  of  Directors
of  Vanderbilt  Mortgage  and  Finance,  Inc.

We have examined management's assertion about Vanderbilt Mortgage and Finance, Inc.'s (the "Company") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") as of and for the year ended June 30, 2003 included in the accompanying management assertion (see Exhibit I). Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended June 30, 2003 is fairly stated, in all material respects.

/s/  PricewaterhouseCoopers  LLP
September 5,  2003

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